EXHIBIT 99.3

Group annual results
for the year ended March 31, 2005
Telkom SA Limited
Registration number: 1991/005476/06, JSE and NYSE share
Symbol: TKG, ISIN: ZAE000044897

INDEX PAGE
1.
Highlights
2.
Operational overview
3.
Group performance
4.
Group balance sheet
5.
Group cash flow
6.
Group capital expenditure
7.
Segment performance
8.
Fixed-line segment
9.
Mobile segment
10.
Employees
11.
Summarised group financial statements
12.
Supplementary information
13.
US dollar convenience translations
14.
Special note regarding forward-looking statements
This information is also available on Telkom's investor relations website
www.telkom.co.za/ir
Telkom SA Limited is listed on the JSE Securities Exchange and the New York Stock Exchange.
Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.
Contacts
Institutional investors
Belinda Williams
+27 12 311 5720
telkomir@telkom.co.za
Retail investors
Computershare
086 110 0948
Media relations
Xolisa Vapi
+27 12 311 1050
VapiX1@telkom.co.za
2
6
11
12
12
13
14
15
18
21
22
38
39
39
Telkom group annual results - March 2005

www.telkom.co.za/ir

1.
Highlights
Johannesburg, South Africa - June 6, 2005, Telkom SA Limited (JSE and NYSE: TKG) announced group annual results, with strong performance across both business segments increasing both operating revenue and profit for the year ended March 31, 2005.
The company declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share payable on July 8, 2005 for shareholders registered on July 1, 2005.
Group financial highlights for 2005
• 6.5% growth in operating revenue to R43,117 million
• 21.4% growth in operating profit to R11,222 million
• 40.6% group EBITDA margin
• 48.1% net debt decrease to R6,941 million, and debt to equity of 25.9%
• Headline earnings, per share increased by 47.5% to 1,274.1 cents per share
• Basic earnings per share increased by 52.9% to 1,241.8 cents per share
• Diluted headline earnings per share increased by 47.2% to 1,271.6 cents per share
Statement by Sizwe Nxasana, Chief Executive Officer:
“The Telkom Group has delivered strong performances in all spheres of its business, again displaying the ability to compete aggressively, defend and grow its market leadership and extract further efficiencies. Telkom has also invested significantly in its people and the sustainable development of its marketplace and despite a number of complex challenges has succeeded in creating significant value for all its stakeholders.
Telkom continued to build strength and flexibility into its financial base. Strong operating cash flows adequately covered capital expenditure requirements and allowed further debt to be repayment, resulting in a considerably strengthened balance sheet. This enabled the Group to repurchase shares and distribute a large proportion of controllable cash to shareholders.
Telkom's net profit growth was derived from the acceleration in the uptake of data services, robust growth in Vodacom's South African customers, efficiency gains and reduced finance charges. Increases in prices contributed an estimated R224 million or 10% of the R2.2 billion growth in net profit.
Telkom is steadily becoming a world-class operator and continues to deliver on its commitments as a leading driver of transformation and progress in South Africa. This all-round achievement reflects a business that I believe has found its balance.”
Telkom group annual results - March 2005

Proven ability to reach targets
The Group has delivered a strong performance for the financial year ended March 31, 2005, demonstrating management's ability to deliver on strategic objectives. Group operating revenue increased 6.5% to R43,117 million and operating profit increased 21.4% to R11,222 million. The group EBITDA margin declined slightly to 40.6% compared to 40.7% in the prior year primarily due to a substantial increase in workforce reduction expenses to R961 million (2004: R302 million) offset by cost reductions in the fixed-line business and expanded mobile margins.
Headline earnings per share grew 47.5% to 1274.1 cents per share and basic earnings per share grew 52.9% to 1241.8 cents. The strong growth in earnings was attributed to a 21.4% increase in operating profit and a 48.1% reduction in finance charges.
Cash from operating activities increased 13.2% to R15,711 million which facilitated capital expenditure of R5,880 million, the repayment of R3,870 million in debt and the repurchase of Telkom shares of
R1,710 million. Net debt decreased 48.1% to R6,941 million. The balance sheet was strengthened with net debt to equity of 25.9% at March 31, 2005, below the announced targeted range of between
50% and 70%. The Group declared an annual dividend of 400 cents per share and a special dividend of 500 cent per share, payable on July 8, 2005 which will result in an adjusted net debt to equity ratio of 54.7%.
Summary group financial results
Year ended March 31,
In ZAR million 2004
2005
%
Revenue 40,484
43,117
6.5
Operating profit 9,245
11,222
21.4
EBITDA 16,493
17,510
6.2
Capital expenditure 5,307
5,850
10.2
Operating free cash flow 9,009
10,034
11.4
Net debt 13,362
6,941
(48.1)
Headline EPS (ZAR cents) 863.6
1274.1
47.5
Basic EPS (ZAR cents) 812.0
1241.8
52.9
DPS (ZAR cents) (Annual and Special
1
) 200.0
90.0
350.0
Operating profit margin (%) 22.8
26.0
EBITDA margin (%) 40.7
40.6
Net debt to equity (%) 59.7
25.9
After tax operating return on assets (%) 16.9
19.7
Capital expenditure to revenue (%) 13.1
13.6
1. Includes dividends subsequent to the year ended March 31, 2005 of 90 cents per share (2004: 110 cents per share)
Telkom group annual results - March 2005

Year ended March 31,
2004
2005
%
Fixed line-data
Fixed access lines (thousands)
1
4,821
4,834
0.3
   Postpaid - PSTN 3,134
3,058
(2.4)
   Postpaid - ISDN channels 656
720
9.8
   Prepaid 855
887
3.7
   Payphones 175
169
(3.4)
Fixed-line penetration rate (%) 10.4
10.4
Revenue per fixed access line (ZAR) 5,169
5,092
(1.5)
Total fixed -line traffic (millions of
minutes)
32,942
31,706
(3.8)
   Local 20,547
19,314
(6.0)
   Long distance 4,616
4,453
(3.5)
   Fixed-to-mobile 3,980
3,911
(1.7)
   International outgoing 427
415
(2.8)
   International VoIP 25
89
256.0
   Interconnection 3,347
3,524
5.3
      Mobile interconnection 2,159
2,206
2.2
      International interconnection 1,188
1,318
10.9
Managed data network sites 9,061
11,961
32.0
Internet subscribers
2
150,767
225,280
49.4
ADSL customers 20,313
58,532
188.2
Fixed-line employees (excluding
subsidiaries)
32,358
28,972
(10.5)
Fixed-line employees (including
subsidiaries)
32,934
29,544
(10.3)
Fixed lines per fixed-line employee 149
167
12.1
Mobile data
3
Total customers (thousands) 11,217
15,483
38.0
South Africa
Mobile customers (thousands)
9,725
12,838
32.0
   Contract 1,420
1,872
31.8
   Prepaid 8,282
10,941
32.1
   Community services telephones 23
25
8.7
Mobile churn (%) 36.6
27.1
(26.0)
   Contract 10.1
9.1
(9.9)
   Prepaid 41.3
30.3
(26.6)
Mobile market share (%) 54
56
3.7
Mobile penetration (%) 39.2
49.5
26.3
Total mobile traffic (millions of
minutes)
12,297
15,014
22.1
Mobile ARPU (ZAR) 177
163
(7.9)
   Contract 634
624
(1.6)
   Prepaid 90
78
(13.3)
   Community services 2,155
2,321
7.7
Mobile employees 3,848
3,918
1.8
Mobile customers per mobile
employee
2,527
3,277
29.7
Other African countries
Mobile customers (thousands) 1,492
2,645
77.3
Mobile employees 761
1,041
36.8
Mobile customers per mobile
employee
1,961
2,541
29.6
1. Includes Telkom internal lines of 108,521 (2004: 140,950)
2. Includes Telkom Internet ADSL and dial - up customers
3. 100% of Vodacom data
Operational Data
Telkom group annual results - March 2005

2.
Operational Overview
Creating value
During the year ended March 31, 2005, the Group made good progress on its strategy to create value. This strategy is based on three key imperatives - customer growth and retention, operational excellence and sustaining marketplace development.
The fixed-line business posted modest growth in revenue of 1.6% as a result of low effective tariff increases and declining voice volumes. This was offset by the increasing adoption of data services in consumer and small and medium business markets. Significant progress was made in improving the competitiveness of the fixed-line segment through ongoing rationalisation, improving employee productivity and building a culture of innovation.
Driven by continued customer growth in South Africa and other African countries, the mobile business maintained its strong performance. Firmly remained the market leader in South Africa and achieved in South Africa and other African countries a substantial increase of 38.0% in customers and a high level of gross connections of 7.8 million. During the year Vodacom successfully launched its 3G
Vodafone Live! services and the GPRS Blackberry product.
Driving greater adoption of data services across all markets
Telkom grew fixed-line data revenue by 15.6% during the year ended March 31, 2005. In the consumer and small business market, ADSL adoption accelerated as a result of extensive marketing campaigns, new lower speed ADSL products and reduced tariffs. These include the expansion of the
Telkom Internet powered by ADSL-service with two reduced-cost, lower speed ADSL services, and the launch of a 4 Port Ethernet interface router and a 24-month ADSL contract bundled with a free modem. ADSL customers increased 188.2% to 58,532 and Telkom Internet subscribers grew 49.4%
to 225,280, of which 10.2% are broadband customers. As a result of the substantial increase in ADSL customers, local fixed-line traffic decreased 6.0%. Excluding the loss of minutes to ADSL, local fixed-
line traffic minutes increased by an estimated 4.5%. Telkom has partnered with Intel in trialling WiMAX enable future broadband demand to be captured, especially in areas where ADSL deployment is not feasible.
Telkom's drive to become the communications technology partner for corporate and business customers gained momentum as evidenced by the increasing penetration of value added data services such as data hosting and managed network care to corporate and business customers, resulting in 32% growth in managed data network sites.
Successful line retention
Telkom focused strongly on connecting and reconnecting fixed-line customers through discounted offers, targeted marketing campaigns and the prudent relaxing of selected credit management policies.
These actions led to net a line growth of 1.0% (excluding Telkom internal lines). The 9.8% growth in
ISDN channels was a major contributor to this result. Telkom is focused on offering value-for-money and is increasingly launching bundled minute packages and calling plans such as XtraTime and Surf
Anytime.
Preparing for increased competition
In line with Telkom's strategy of delivering excellent service to customers at competitive prices, Telkom limited its overall tariff increases for its regulated basket to 0.2% in 2005, well below Government's target inflation range of between 3% and 6%. From January 1, 2005, international calls decreased on average by 28% with rates of R1.70 per minute (VAT inclusive) for major destinations like the
United States, United Kingdom and Australia. Local peak calls increased by 5.5% to 40 cents per minute (VAT inclusive) and monthly prices for subscriptions increased by 6.3%. From August 1, 2005
Telkom's ADSL prices will have reduced by 40.4% for Business512 DSL, 29.9% for Home512 DSL and 20% for Home384 DSL since January 2005. Its recently introduced Home192 DSL will also reduce by 17.9% to R270 per month. Telkom has lowered its international private leased circuits (IPLC)
prices by 23% in the financial year. From August 1, 2005 IPLC prices will be lowered by a further
28%. There is still a need to rebalance certain tariffs to eliminate any cross subsidisation and allow for effective competition in all areas going forward.
Telkom group annual results - March 2005 6

Future fit technology
Investment in the evolution of Telkom's network is a key imperative to transform Telkom from its Time
Division Multiplex network to an Internet Protocol (IP)-based Next Generation Network. Telkom is trialling a converged, softswitching capability to support VoIP solutions which provide advanced call control, hosted IP telephony and IP PBX solutions. In the PBX arena, Telkom already has a comprehensive
IP offering aligned to customer requirements. In addition, Telkom has established new VoIP presence in various international centres in an effort to attract global telecommunication traffic.
Operations Support Systems continued to drive productivity and efficiency gains. Ongoing progress in the areas of customer relationship management and service provisioning and assurance, have resulted in cost savings, improved customer service and increased efficiencies - especially in the automated workforce management arena.
Operational excellence
Telkom remains focused on improving customer service and customer satisfaction levels. During the year the company embarked on a country-wide drive to reposition and transform the company's customer service branches and TelkomDirect, into world-class retail outlets. At the same time, Telkom continued with the process of closing down non-viable outlets.
Despite some short-term service-related challenges in the fixed-line business in the last quarter of the financial year, Telkom managed to reduce the overall fault rate and improve repair times and installation rates. Bad weather conditions, with an extraordinary high level of lightening incidence, resulted in increased fault rates in the last 15 weeks of the financial year, which temporarily impacted on Telkom's service levels. However, subsequent to year end, the Company has taken corrective action to ensure improved service levels.
The field force team, which delivers service to customers, achieved significant savings through an
11.7% reduction in the vehicle fleet, reduced dispatches driven by a reduction in overall repeat faults, theft and breakage incidents.
Telkom achieved further optimisation of its property portfolio through the relocation of employees from leased properties to owned properties, improvements in overall space utilisation, and energy management programmes and the sale of several non-core properties.
Meaningful investments in our workforce
In a challenging business environment, the commitment, skills and experience of Telkom's employee base remains its most important competitive advantage. To maintain this leadership position and to align itself with changing market conditions and technology, Telkom has continued to invest substantially in building its skills base. During the period under review, R402 million (2004: R390 million) was spent on training and development of fixed-line employees, totaling 224,662 training days. There has been a dedicated effort on furthering technical skills training (100,658 days) and a continued
focus on advanced leadership development programmes as well as specific programmes aimed at developing technical skills among female employees.
After conducting a comprehensive health profile in 2003 among its employees, Telkom has launched an integrated wellness programme, “Thuso” (Sotho for “Help”). The programme includes voluntary counseling, testing and treatment to combat HIV/Aids and to provide care to employees and their families in all these health-related needs.
Maintaining leadership in the mobile market in South Africa
Vodacom's exceptional performance and customer growth once again exceeded expectations, further demonstrating the robust growth of the cellular industry in South Africa and Vodacom's ability to maintain its leadership position in this market. Vodacom South Africa added gross connections of
6.2 million customers, the highest level ever and increased market share to an estimated 56%. Vodacom continued to focus on customer care and retention, which saw contract customer churn at 9.1%.
Telkom group annual results - March 2005

Vodacom grew data revenues by 28.8% to R1,340 million (Telkom's 50% share is R670 million), largely as a result of the strong growth in SMSs transmitted. The signing of the Vodafone Affiliate
Partner agreement announced in November 2004 allowed Vodacom to launch the Vodafone Live!
offering, giving a distinct competitive advantage in the mobile phone arena.
Over 2.5 million customers outside of South Africa
Vodacom grew its customer base in other African countries by 77.3% to 2.6 million (2004: 1.5 million). Despite a fiercely competitive environment, Vodacom Tanzania grew its customer base by
75.6% to 1.2 million and extended its market share to 59%, further entrenching its leadership position.
Vodacom Congo maintained its market share at 47% and grew its customer base to 1 million and expects substantial growth from this market going forward given the low level of mobile penetration.
The investment in Mozambique is slowly making inroads with 265,000 customers.
The regulatory environment
In September 2004 the Minister of Communications, Dr Matsepe-Casaburri, made new policy announcements in terms of further deregulating the market. The Minister stated that the rationale for the acceleration of competition in certain segments is to stimulate growth in the ICT sector and reduce the cost of telecommunications.
In summary the new policy announcements address 5 key areas:
• The self provision of facilities by the mobile operators;
• The expansion of licensing for the provision of payphone services;
• The carrying of voice by value added network service providers (VANS);
• Telkom no longer being the sole provider of facilities to VANS; and
• The resale of Private Telecommunication Network facilities.
On January 31, 2005, the Minister clarified her intentions by stating that VANS operators are not permitted to self provide telecommunications facilities. On May 20, 2005, ICASA published regulations for VANS detailing the licence fees, empowerment requirements, application process and fees.
There are currently different views as to whether VANS operators will be allowed to provide Voice
Over Internet Protocol or VoIP, to the general public or only to their own customers to whom they provided value added data services.
In September 2004, the Minister of Communications granted a license to a second national operator that will be 30% owned by Transtel and Esitel which are beneficially owned by the South African
Government. 19% owned by Nexus Communication a black empowerment consortium, 12.5% to each of Communitel and Two Telecom and the remaining 26% by VSNL, a member of the TATA Group.
ICASA is in the process of issuing this licence.
Regulations on interconnection and facilities leasing are still awaiting approval. While there are several network access issues to be resolved, we believe the Telecommunications Act does not allow for unbundling of the local loop for at least 2 years from the date the SNO is licensed.
In terms of the Telecommunications Act, Telkom was required to present the results of its retail and wholesale activities to ICASA, using a specific cost allocation methodology set out in a Chart of
Accounts and Cost Allocation Manual (COA/CAM). Telkom delivered its audited regulatory financial statements to ICASA by the due date of September 30, 2004.
On November 8, 2004 a Government Gazette was issued with the proposed changes to Telkom's price control regulation and inviting comments on the proposal. A final regulation was submitted to the Minister by ICASA in May 2005. If the Minister approves the regulation by June 20, 2005,
Telkom expects to file its tariffs in accordance with the new regulation to be effective from August 1,
2005.
Telkom group annual results - March 2005 8

The Convergence Bill was tabled in Parliament in March 2005. The Portfolio Committee on
Communications invited written comments in April and will conduct public hearings from May 24 to June 24, 2005. Telkom is scheduled to make an oral presentation to the Committee on June 14,
2005.
The main stated objective of the legislation is to promote convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors, and to provide the legal framework for convergence of these sectors. The primary provision of the Bill is the introduction of a new "horizontal" licensing regime, where a number of separate licenses will be issued for network infrastructure, communications services and application/content services. Individual licenses will be granted for network infrastructure, broadcasting services and frequency spectrum. Class Licences will be granted for communications and applications service using the communications infrastructure.
Telkom has several concerns with the proposed legislation. Many of the stakeholders that have made written submission also expressed similar concerns in their submissions to the Portfolio Committee.
Broad-based Black Economic Empowerment (BEE)
As a South African company, BEE is an important growth imperative for Telkom. The Group recognises the need for the creation of a sustainable marketplace by enlarging the domestic market to support ongoing revenue and profit growth.
During the year ended March 31, 2005, Telkom directed R5.2 billion (2004: R4.6 billion) to BEE suppliers, representing 61.9% of the Company's total procurement spend. The amount spent on black small, medium and micro enterprises (SMMEs) to provide core and non-core services totaled R901 million (2004: R719 million). During the year Telkom trained 1,370 suppliers (2004: 905) in categories ranging from tender courses to basic business management. A special fund for capacity-building initiatives has been created under the direction of the Chief Executive Officer.
For 2005, the second consecutive year, Telkom was ranked by Financial Mail and Empowerdex as the most empowered company amongst the top 185 companies on the JSE.
Telkom and Vodacom were actively involved in the development of the BEE Charter (Charter) for the
ICT sector. A final draft was sent to the Minister of Communications in May 2005 and it is in the
process for Cabinet approval. Under the Charter Telkom believes it would be considered a “good contributor” to broad-based BEE. Telkom's BEE objective is to be considered an excellent contributor to broad-based BEE in South Africa and has identified the areas of equity ownership, preferential procurement and skills development as focus areas. The Charter sets the equity ownership target at
30% which excludes Government shareholding in the calculation and a 20% free float exclusion for listed companies. The Charter further states that if R7.5 billion of the equity is BEE owned, the company will be fully compliant in the equity category. Based on these criteria, Telkom estimates that approximately
12% of the company should be BEE owned for it to be fully compliant.
Share repurchase, employee share ownership and dividends
In the year ended March 31, 2005, the Company had repurchased 20.4 million shares amounting to R1.6 billion (including costs) which are currently being held as treasury shares and for purposes of the Telkom Conditional Share Plan (TCSP). In August 2004, 3.0 million shares were granted to employees through the TCSP.
The Telkom board of directors declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share on June 2, 2005, payable on July 8, 2005 for shareholders registered on July 1, 2005.
The Board aims to pay an increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities and capital requirements, the group's debt level, interest coverage and future expectations, including internal cash flows.
Telkom group annual results - March 2005 9

Strategic direction
Telkom's turnaround is largely complete, and its operations and financial base have been stabilised.
It has rewarded its shareholders for backing an ambitious vision to be a world-class operator, and management's ability to realise this vision. To support long-term profitable growth, Telkom has continued
to play a central role in the socio-economic transformation of South Africa.
The accelerated liberalisation of the market, in particular the implications of the Convergence Bill, in draft stage at the time of writing, is clearly material to Telkom's strategic intentions. Telkom believes that it is strongly positioned to compete in a liberalised market. Greater choice for consumers will also supply a relevant and credible basis for comparison, and Telkom believes that it will prove to be competitive on this basis.
To ensure that Telkom can sustain the creation of value relative to developments in its dynamic market environment, management have determined certain shifts in strategic emphasis. Telkom's vision is to be a leading communications provider with a heart for our people. This means that Telkom has chosen to increase its focus on growth opportunities while continuing to balance the needs of all stakeholders
- in essence, to pursue leadership in all spheres of its business.
Telkom will focus on the following imperatives to support growth:
•  By moving to a predominantly IP based network, Telkom will have the ability to offer converged services such as voice, data and video services, thereby meeting the advancing needs of existing customers and attracting new customers. Significant investment in the network will be required to support the ramp-up of ADSL.
•  Expanding our VAN/IT/ISP services to win a larger market share and become the leading ISP and VAN provider in South Africa. This will require investment in IT and IP skills.
•  Becoming a wholesale provider of choice by providing access to our high quality network at competitive prices.
•  Continuing to benefit from our investment in Vodacom to provide robust mobile customer growth.
Management believes that the mobile market in South Africa will remain vibrant with good growth prospects.
•  Although it is clear that significant potential for growth exists in Africa, Telkom will evaluate any acquisitive opportunities as they arise, using stringent criteria particularly in terms of their value accretive prospects.
The realisation of Telkom's strategic intentions ultimately lies in the hands of Telkom's people. Product, service and operational innovation vests mostly in people. As such, Telkom has committed to invest significantly in its people as the drivers of innovation, excellence and growth.
Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.
Telkom has a strong, capable and diverse management team with a clear sense of direction, and it stands ready for a new and exciting phase of development.
Telkom group annual results - March 2005

3.
Group performance
Group operating revenue
Group operating revenue increased 6.5% to R43,117 million (2004: R40,484 million) for the year ended March 31, 2005. Fixed-line operating revenue, after inter-segmental eliminations, increased
1.3% to R30,844 million primarily due to solid growth in data services revenue and increased subscription and connection revenue. Mobile operating revenue, after inter-segmental eliminations, increased 22.2% to R12,273 million primarily due to customer growth.
Group operating expenses
Group operating expenses increased 2.2% to R32,175 million (2004: R31,494 million) for the year ended March 31, 2005 due to a 17.9% increase in operating expenses in the mobile segment to
R9,870 million (after inter-segmental eliminations). This was partially offset by a 3.5% decrease in the fixed-line operating expenses to R22,305 million (after inter-segmental eliminations) primarily due to reduced depreciation, amortisation, impairment and write-offs, services rendered, payments to other operators and operating leases, partially offset by an increase in employee expenses as a result of the R961 million (2004: R302 million) workforce reduction expense.
Investment income
Investment income consists of interest received on, short-term investments and bank accounts. Investment income increased 8.7% to R350 million (2004: R322 million) largely as a result of higher interest received due to higher average balances held in investment and bank accounts. Investment income has been reclassified to exclude interest on trade and other receivables, which is included in “other income”.
Finance charges
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 48.1% to R1,695 million (2004: R3,264 million) due to a 32.2% decrease in interest expense to R1,686 million (2004: R2,488 million) resulting from lower balances on local loans and a significant decrease in group net fair value and exchange losses on financial instruments of R9 million (2004: R776 million) as a result of a relatively stable currency.
Taxation
Consolidated tax expenses increased 79.4% to R3,070 million (2004: R1,711 million) for the year ended March 31, 2005. The consolidated effective tax rate for the year ended March 31, 2005 was
31.1% (2004: 27.2%). Telkom's effective tax rate was 20.6% (2004: 15.6%). The higher effective tax rate for Telkom Company in the year ended March 31, 2005 was primarily due to the lower exempt income and deferred tax on Secondary Taxation on Companies credits in the current year. Telkom is in a tax paying position for the current year and taxes of R1,331 million are payable by August
2005. Vodacom's effective tax rate was 40.2% (2004: 36.1%). The higher effective tax rate for
Vodacom is largely as a result of the Secondary Taxation on Companies paid on the dividends declared by Vodacom.
Profit for the year
Profit for the year increased 48.2% to R6,807 million (2004: R4,592 million) for the year ended
March 31, 2005.
Group basic earnings per share increased 52.9% to 1,241.8 cents (2004: 812.0 cents) and group headline earnings per share increased 47.5% to 1,274.1 cents (2004: 863.6 cents).
Telkom group annual results - March 2005

4.
Group balance sheet
Solid operating performance across the Group combined with strict cost discipline and debt repayment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased
48.1% to R6,941 million (2004: R13,362 million).
The strengthened balance sheet at March 31, 2005, resulted in a net debt to equity ratio of 25.9%
from 59.8% at March 31, 2004. The Group intends to maintain a net debt to equity targeted range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buy-backs while maintaining financial flexibility for potential growth opportunities. During the year ended March 2005, 20.4 million shares were repurchased for R1,574 million and the annual and special dividend totaling R5,013 million will be paid on July 8, 2005 for shareholders registered on July 1, 2005.
Interest bearing debt, including credit facilities utilised, decreased 13.2% to R14,912 million (2004:
R17,176 million) in the year ended March 31, 2005. The Group's repayments in the year ended
March 31, 2005 included a repayment of R2,299 million of the Telkom TL08 local bond. In April
2005, the Euro 500 million loan was settled and refinanced in the local debt markets.
Telkom remains committed to maintaining its investment grade credit ratings. In July 2004, Moody's upgraded Telkom's rating from Baa3 to Baa1, with a stable outlook. S&P's rating was also upgraded to BBB from BBB-.
5.
Group cash flow
Cash flows from operating activities increased 13.2% to R15,711 million (2004: R13,884 million)
primarily due to increased operational cash flows and decreased finance charges paid, offset in part by the increased taxation paid. Cash flows utilised in investing activities increased 16.3% to R6,306 million (2004: R5,423 million) primarily due to increased capital expenditure in both the mobile and fixed-line segments and an increased contribution to the investment vehicle for purposes of funding the post retirement medical aid liability. Cash utilised in financing activities increased significantly as a result of the R1,710 million utilised for the repurchase of shares and the investment of R3,768 million in short-term repurchase agreements in the South African money and capital markets.
Summary
Year ended March 31,
In ZAR million 2004
2005
%
Cash generated from operations 15,770
18,159
15.2
Cash from operating activities (after tax,
interest, dividends)
13,884
15,711
13.2
Investing activities (5,423)
(6,306)
16.3
Financing activities (6,481)
(9, 897)
52.7
Net increase / (decrease) in cash 1,980
(492)
(124.8)
EBITDA minus capital expenditure
Year ended March 31,
In ZAR million 2004
2005
%
Fixed-line 8,747
8,608
(1.6)
Mobile 2,439
3,052
25.1
Group 11,186
11,660
4.2
Telkom group annual results - March 2005

6. Group capital expenditure
Group capital expenditure increased 10.2% to R5,850 million (2004: R5,307 million) and represents
13.6% of group revenue (2004: 13.1%) in line with the Group's announced guidance of maintaining capital expenditure in the range of 12% to 15% of group revenue.
Consolidated capital expenditures in property, plant and equipment for the 2006 financial year is budgeted to be R7,204 million, of which R5,037 million is budgeted to be spent in the fixed-line segment and R2,167 million in the mobile segment of (50% share of Vodacom's total budgeted capital expenditure of R4,333 million). It is Telkom's Group's policy to hedge all foreign denominated purchases.
Fixed-line capital expenditure increased 6.2% to R4,103 million (2004: R3,862 million) and represents
13.1% of fixed-line revenue (2004: 12.5%). Baseline expansion and core support capital expenditure of R1,902 million (2004: R1,632 million) was largely for the deployment of technologies to support the growing data services business and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network as well as the trialling of national softswitching capabilities contributed to the network evolution capital expenditure of R729 million (2004: R668 million).
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfillment, assurance and customer care to improve customer service and enhance operational efficiencies. The second and third phases of the Work Force
Management project will be rolled out during the 2006 financial year. In addition, the operational efficiencies will be greatly enhanced, with the implementation of Customer Management for Selected
Segments and the introduction of Order Handler.
Fixed-line capital expenditure
Year ended March 31,
In ZAR million 2004
2005
%
Base expansion and core support 1,632
1,902
16.5
Network evolution 668
729
9.1
Efficiencies and improvements 1,201 1,177 (2.0)
Company support and other 361
295
(18.3)
3,862
4,103
6.2
Mobile capital expenditure (50% of Vodacom's capital expenditure) increased 20.9% to R1,747 million
(2004: R1,445 million) and represents 12.8% of mobile revenue (2004: 12.6%) as a result of increased investment in South Africa for increased traffic and investment in 3G technologies. The decrease in capital expenditure in Other African countries is largely as a result of the lower investment in
Mozambique.
Mobile capital expenditure
Year ended March 31,
In ZAR million 2004
2005
%
South Africa 829
1,394
68.2
Other African countries 616
353
(42.7)
1,445
1,747
20.9
The table above represents the consolidated 50% of Vodacom's capital expenditure which includes 100% of Vodacom Congo for the year ended March 31, 2005 and 51% in prior year.
Telkom group annual results - March 2005

7.
Segment performance
Telkom's operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet. The mobile segment consists of a 50% joint venture interest in
Vodacom.
Vodacom's results are proportionately consolidated into the Telkom Group's consolidated financial statements. This means that we include 50% of Vodacom's results in each of the line items in the Telkom
Group's consolidated financial statements. The year ended March 31, 2004, includes the proportionally consolidated 51% of Vodacom in Congo. Effective April 1, 2004 Vodacom Congo is fully consolidated after certain clauses which granted their minority shareholder certain rights have been removed from the shareholders agreement. Telkom Directory Services, Swiftnet, and the subsidiaries used for the repurchase of shares, Rossal No. 65 and Acajou are fully consolidated in the Telkom Group's consolidated financial statements.
Summary
Year ended March 31,
In ZAR million 2004
2005
%
Operating revenue
40,484
43,117
6.5
Fixed-line 30,906
31,414
1.6
Mobile 11,428
13,657
19.5
Inter-segmental eliminations (1,850)
(1,954)
Operating profit
9,245
11,222
21.4
Fixed-line 6,626
7,979
20.4
Mobile 2,619
3,243
23.8
Operating profit margin
22.8
26.0
Fixed-line 21.4
25.4
Mobile 22.9
23.7
EBITDA
16,493
17,510
6.2
Fixed-line 12,609
12,711
0.8
Mobile 3,884
4,799
23.6
EBITDA margin
40.7
40.6
Fixed-line 40.8
40.5
Mobile 34.0
35.1
Finance charges
3,264
1,695
(48.1)
Fixed-line 2,991
1,647
(44.9)
Mobile 284
48
(83.1)
Inter-segmental eliminations (11)
-
Revenue contribution (%)
March 31, 2005
EBITDA contribution (%)
March 31, 2005
Operating profit contribution (%)
March 31, 2005
Profit after tax contribution (%)
March 31, 2005
72%
28%
77%
23%
22%
78%
17%
83%
= Fixed Line
= Mobile
After inter-segmental eliminations
Telkom group annual results - March 2005

8. Fixed-line segment
The fixed-line segment accounted for 71.5% (2004: 75.2%) of group operating revenues (after inter-
segmental eliminations) and 78.4% (2004: 81.7%) of group operating profit at March 31, 2005.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.
Summary
Year ended March 31,
In ZAR million 2004
2005
%
Revenue 30,906
31,414
1.6
Operating profit 6,628
7,979
20.4
EBITDA 12,609
12,711
0.8
Capital expenditure 3,863
4,103
6.2
Operating profit margin (%) 21.4
25.4
EBITDA margin (%) 40.8
40.5
Capex to revenue(%) 12.5
13.1
Fixed-line operating revenue
Year ended March 31,
2004
2005
%
Subscriptions and connections 5,024
5,316
5.8
Traffic 18,313
17,762
(3.0)
Local 5,910
5,746
(2.8)
Long distance 3,770
3,579
(5.1)
Fixed-to-mobile 7,321
7,302
(0.3)
International outgoing 1,312
1,135
(13.5)
Interconnection 1,643
1,552
(5.5)
Mobile operators
1
697
754
8.2
International operators 946
798
(15.6)
Data 5,023
5,808
15.6
Leased lines and other data 4,114
4,752
15.5
Mobile leased facilities
2
909
1,056
16.2
Directories and other 903
976
8.1
30,906
31,414
1.6
In ZAR million
1. Interconnection includes revenue from Vodacom of R465 million (2004: R417 million), of which 50% is eliminated on consolidation.
2. Data includes revenue from Vodacom of R562 million (2004: R466 million), of which 50% is eliminated on consolidation.
Telkom group annual results - March 2005 15

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 1.6%
to R31,414 million (2004: R30,906 million) primarily due to strong growth in data services revenue and increased subscription and connection revenue, partially offset by a decline in traffic and interconnection revenue.
Subscription and connections revenue grew 5.8%, largely as a result of a 1.0% increase in external access lines, increased tariffs, increased sales of customer premises equipment, including PABX, and penetration of higher value-added services. During the year Telkom decreased internal lines to 108,521
(2004: 140,950).
Traffic revenue decreased 3.0% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic minutes, including traffic but excluding interconnection traffic, decreased 4.8% to 28,182 million minutes (2004: 29,595 million minutes).
Interconnection revenue decreased 5.5% largely as a result of a decrease of 15.6% in international interconnection revenue due to the appreciation of the Rand during the period, partially offset by a
10.9% increase in international interconnection traffic minutes of 1,318 million minutes (2004: 1,188 million minutes). Mobile interconnection revenue increased 8.2% to R754 million (2004: R697 million)
due to tariff increases and increased interconnection traffic from mobile operators.
Data revenue increased 15.6% mainly due to higher demand for data services, including ADSL, with leased line revenue increasing 15.5% and mobile leased facilities revenue increasing 16.2% primarily due to the links required for the rollout of 3G networks by the mobile operators.
Fixed-line operating expenses
Year ended March 31,
In ZAR million 2004
2005
%
Employee expenses 6,743
7,285
8.0
  Salaries and wages 4,795
4,785
(0.2)
  Benefits 2,161
2,110
(2.4)
Workforce reduction expense 302
961
218.2
Employee related expenses capitalised (515)
(571)
10.9
Payments to other network operators
1
6,063
5,896
(2.8)
  Payment to mobile operators 5,041
5,059
0.4
  Payment to international operators 1,022
837
(18.1)
SG&A 2,640
3,045
15.3
  Materials and maintenance 1,623
1,754
8.1
  Marketing 306
360
17.6
  Bad debts 228
168
(26.3)
  Other 483
763
58.0
Services rendered 2,202
1,976
(10.3)
  Property management 1,164
1,068
(8.2)
  Consultants and security 1,038
908
(12.5)
Operating leases 879
756
(14.0)
Depreciation, amortisation impairment
and write-offs
5,983
4,732
(20.9)
24,510
23,690
(3.3)
1. Payments to other network operators include payments made to Vodacom of R2,761 million (2004 R2,764 million), 50% is eliminated on consolidation.
Telkom group annual results - March 2005

Fixed-line operating expenses, before inter-segmental eliminations, decreased 3.3% in the year ended
March 31, 2005 to R23,690 million (2004: R24,510 million), primarily due to lower depreciation, amortisation, impairment and write-offs, services rendered, payments to other operators and operating leases. The decrease was partially offset by increased employee expenses and selling, general and administrative expenses.
Employee expenses increased 8.0% largely due to increased workforce reduction expenses to R961 million (2004: R302 million) and an 8.0% wage increase, for bargaining unit employees and 5%
for management, partially offset by a 10.5% reduction in headcount. Workforce reduction expenses increased substantially relating to 5,041 employees who left Telkom in the year ended March 31,
2005 or shortly thereafter compared to 1,633 in the year ended March 31, 2004.
Payments to other network operators decreased 2.8% as a result of lower payments to international operators. Payments to mobile operators increased 0.4% largely as a result of tariff increases offset by a 1.7% decrease in fixed-to-mobile traffic. Payments to international operators decreased 18.1%
primarily due to the strength of the Rand against the SDR, the notional currency in which international traffic settlements rates are determined, lower international settlement rates and a reduction in international outgoing traffic.
Selling, general and administrative expenses increased 15.3% as a result of the reversal of the provision for the Telcordia dispute of R356 million in the prior year which lowered selling general and administrative expenses in that year and higher materials and maintenance expenses. The increase in materials and maintenance expenses was largely as a result of higher import duties payable on software licence fees, offset by lower incidence of theft and faults in the network.
Services rendered decreased 10.3% with property management expenses decreasing 8.2% as a result of the optimisation of properties and improved efficiencies in property management. Consultants and security costs decreased 12.5% primarily as a result of the lower fees paid to Thintana due to less personnel and a more favourable exchange rate. The Thintana service agreement was terminated in November 2004.
Operating leases decreased 14.0% as a result of an 11.7% reduction in the vehicle fleet from 11,849 vehicles at March 31, 2004 to 10,458 vehicles at March 31, 2005 and the continued reduction in building leases as a result of the space optimisation programme where employees have been relocated from leased premises to owned premises.
Depreciation, amortisation, impairment and write-offs decreased 20.9% to R4,732 million (2004:
R5,983 million) largely as a result of extending the useful lives of certain IT software and hardware assets, as well as the impairment of the ICO asset in the prior year and other assets approaching the end of their usefull lives.
Fixed-line operating profit increased 20.4% to R7,979 million (2004: R6,626 million) with an operating profit margin of 25.4% (2004: 21.4%). EBITDA increased 0.8% to R12,711 million (2004: R12,609 million) with EBITDA margins decreasing to 40.5%. (2004: 40.8%).
Telkom group annual results - March 2005

Summary
Year ended March 31,
In ZAR million 2004
2005
%
Operating revenue 11,428
13,657
19.5
Operating profit 2,619
3,243
23.8
EBITDA 3,884
4,799
23.6
Capital expenditure 1,445
1,747
20.9
Operating profit margin (%) 22.9
23.7
EBITDA margin (%) 34.0
35.1
Capex to revenue (%) 12.6
12.8
The table above includes 100% of Vodacom Congo for the year ended March 31, 2005 and 51% in the prior year.
Mobile operating revenue
Year ended March 31,
In ZAR million 2004
2005
%
Airtime
1
6,369
8,096
27.1
Data 520
670
28.8
Interconnection
2
2,892
2,962
2.4
Equipment sales
3
1,137
1,344
18.2
International services 330
444
34.5
Other sales 180
141
(21.7)
11,428
13,657
19.5
Operating revenue from the mobile segment increased 19.5%, before inter-segmental eliminations, to R13,657 million (2004: R11,428 million) primarily driven by customer growth. Revenue from
Vodacom's operations outside of South Africa as a percentage of Vodacom's total mobile operating revenue increased to 8.3% (2004: 6.5%) to R2,271 million (2004: R1,497 million). The strengthening of the Rand against the dollar by 1.6% in the year ended March 31, 2005, compared to the prior year, resulted in a negative impact on the translation of Vodacom's revenue from other African countries.
9.
Mobile segment
The mobile segment accounted for 28.5% of group operating revenue (2004: 24.8%) (after inter-
segmental eliminations) and 21.7% of group operating profits in the year ended March 31, 2005.
(2004: 18.3%). Vodacom's operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-
segmental eliminations.
The table above includes 100% of Vodacom Congo for the year ended March 31, 2005 and 51% in the prior year.
1. The change in accounting for mobile activation revenue and costs in line with International Financial Reporting Standards has resulted in the restatement of the comparative figures for airtime revenue to reflect the deferral of activation revenue and related cost.
2. Interconnection includes revenue from Telkom fixed line of R1,385 million (2004: R1,387 million), which is eliminated on consolidation.
3. Equipment sales has been restated to correct intercompany equipment sales that were previously not eliminated on consolidation.
Telkom group annual results - March 2005

The growth in revenue can largely be attributed to a 38.0% increase in Vodacom's total customers to 15,483 million as of March 31, 2005, (2004: 11,217 million) resulting from strong growth in prepaid and contract customers in South Africa and 77.3% growth in customers outside of South
Africa. In South Africa, total average monthly revenue per user (ARPUs) decreased 7.9% to R163
(2004: R177). Contract ARPUs decreased 1.6% to R624 (2004: R634) and prepaid ARPUs decreased
13.3% to R78 (2004: R90).
Vodacom's continued implementation of upgrade and retention policies in the period ended March
31, 2005, ensured a decrease in contract churn to 9.1% (2004: 10.1%). The prepaid churn of 30.3%
(2004: 41.3%) remains higher than the contract churn as it is associated with the nature of the South
African prepaid market, characterised by low acquisition costs due to flexibility required to be able to access services when the customer has disposable income. The decrease in pre-paid churn is largely as a result of a change in business rules. As of June 1, 2003, any 4U connection for which the network recorded no revenue generating activity for a period of 90 consecutive days was deleted from the network. Subsequently, as of December 1, 2003, aligning with industry standards, any Vodago or
4U connection for which the network records no revenue generating activity in a period of 215 consecutive days is deleted.
Data revenue increased 28.8% and represents 4.9% (2004: 4.6%) of mobile revenue. The growth was largely due to the 25.2% growth in SMSs to 2.4 billion transmitted in South Africa.
Mobile interconnection revenue increased by 2.4% primarily due to an increase in the number of calls terminating on Vodacom's network as a result of the increased number of Vodacom's customers and
South African mobile users. Equipment sales increased 18.2% primarily due to the increased uptake in new handsets in South Africa driven by cheaper Rand prices for MMS, GPRS and camera capable handsets.
Vodacom's international revenue is largely international calls by Vodacom's customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's network. International revenue increased 34.5% as a result of increased international airtime in Vodacom Congo and Vodacom South Africa. The increase in South Africa international airtime was offset by the strengthening of the Rand against the trade-
weighed basket of international currencies.
Mobile operating expenses
Year ended March 31,
In ZAR million 2004
2005
%
Employee expenses 666
826
24.0
Payments to other operators
1
1,495
1,826
22.1
SG&A
2
5,121
5,888
15.0
Services rendered 21
45
Operating leases
3
266
307
15.4
Depreciation, amortisation, impairment
and write offs
1,265
1,556
23.0
8,834
10,448
18.3
114.3
1. Payments to other operators includes payments to Telkom fixed-line of R233 million (2004: R209 million), which are eliminated on consolidation.
2. Selling, general and administrative has been restated to correct inter-company equipment sales and related cost that were previously not eliminated on consolidation.
3. Operating leases includes payments to Telkom fixed-line of R281 million (2004:R233 million), which are eliminated on consolidation.
The table above includes 100% of Vodacom Congo for the year ended March 31, 2005 and 51% in the prior year.
Telkom group annual results - March 2005 19

Mobile operating expenses, before inter-segmental eliminations, increased by 18.3% in the year ended March 31, 2005, primarily due to increased selling and distribution costs and payments to other operators.
Mobile employee expenses increased 24.0% primarily due to an 8.0% overall increase in average employee salaries, a 7.6% increase in the number of employees to 4,959 (2004: 4,609) and a higher employee deferred bonus incentive accrual resulting from Vodacom's higher net profit. Vodacom increased the total number of its employees by 36.8% in its other African operations to 1,041 employees and by 1.8% in its operations in South Africa to 3,918 employees as of March 31, 2005.
Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 28.1% to 3,122 customers per employee as of March 31, 2005.
Mobile payments to other operators increased 22.1% in the year ended March 31, 2005 as a result of increased outgoing traffic and a higher volume growth of outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network and partially due to an increase in interconnection tariffs on January 1, 2005 in South Africa. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network.
Mobile selling, general and administrative expenses increased 15.0% in the year ended March 31,
2005 primarily due to an increase in selling and distribution expenses to support the growth in South
African and other African operations.
Mobile depreciation amortisation, impairment and write-offs increased by 23.0% as a result of the impairment of Vodacom Mozambique's assets. The increased capital investment in South Africa, in particular the investment in 3G and the amortisation of intangible assets in Smartcall contributed to the increased depreciation.
The impairment of Vodacom Mozambique's assets amounted to R134 million (50% of Vodacom's impairment of R268 million). In terms of IAS 36 Vodacom was required to recognize an impairment loss to the extent that Vodacom Mozambique's assets exceeded their recoverable amounts, which are defined as the higher of the net present value of expected future cash flows, and the amount obtainable from the sale of the assets.
The standard requires expected future pre-tax cash flows to be discounted at a rate commensurate with the risk profile of the assets producing the cash flows. Because of the high perceived risk of assets in Mozambique, this discount rate is relatively high. The high discount rate used and the high capital outlay required at the beginning of the project resulted in the calculated net present value of expected future cash flows being lower than the expected fair value less cost of disposal.
Telkom's 50% share of Vodacom's profit from operations increased 23.8% to R3,243 million (2004:
R2,619 million) and the mobile operating profit margin increased to 23.7% (2004: 22.9%). Mobile
EBITDA increased 23.6% to R4,799 million (2004: R3,884 million) with EBITDA margins increasing to 35.1% (2004: 34.0%).
Audit report
The comprehensive annual financial statements, from which the summarised results have been derived, have been audited by the company's auditors Ernst & Young. Their unqualified opinion on the comprehensive annual financial statements are available for inspection at the company's registered office.
Telkom group annual results - March 2005

10.
Employees
Fixed-line
Year ended March 31,
2004
2005
%
Telkom Company
32,358
28,972
(10.5)
Lines per employee
149
167
12.1
Subsidiaries 576
572
(0.7)
Fixed-line employees at year end
32,934
29,544
(10.3)
Average fixed-line employees (including
subsidiaries)
34,438
31,239
(9.3)
Number of Strategic Equity investor
employees
SBC Communications 13
Telekom Malaysia 5
Movement in fixed-line employees
(Telkom company only, excluding subsidiaries)
Year ended March 31,
2004
2005
Opening balance 35,361
32,358
Appointments 103
159
Employee losses (3,106)
(3,545)
Workforce reductions (1,321)
(2,296)
Voluntary early retirement (224)
(513)
Voluntary severance (985)
(1,741)
Involuntary reductions (112)
(42)
Outsourcing -
-
Natural attrition (1,785)
(1,249)
Closing balance 32,358
28,972
Mobile
Year ended March 31,
2004
2005
%
South Africa
3,848
3,918
1.8
Customers per employee
2,527
3,277
29.7
Other African countries
761
1,041
36.8
Customers per employee
1,961
2,541
29.6
Vodacom Group
4,609
4,959
7.6
Customers per employee
2,434
3,122
28.3
-
-
-
-
-
-
18
Telkom group annual results - March 2005

11. Summarised Group financial statements
Audited consolidated income statement
Year ended March 31,
2003           2004
2005
Rm Rm
Rm
Operating revenue
37,322        40,484
43,117
Other income 401 255
280
Operating expenses
31,043        31,494
32,175
Employee expenses 7,208 7,408
8,111
Payments to other operators 6,092 5,985
6,132
Selling, general and administrative
expenses 7,498           7,660
8,820
Services rendered 2,622 2,269
2,021
Operating leases 1,124 924
803
Depreciation,amortisation,
impairment and write-offs 6,499
7,248          6,288
Operating profit
6,680
9,245        11,222
Investment income
256
322             350
Finance charges
4,201
3,264          1,695
Interest 2,869
2,488          1,686
Foreign exchange and fair value effect
1,332
776                 9
Profit before tax
2,735
6,303          9,877
Taxation 1,035
1,711          3,070
Profit for the year
1,700
4,592          6,807
Attributable to:
Equity holders of Telkom SA Ltd
1,628
4,523          6,724
Minority interest
72
69               83
1,700
4,592          6,807
Basic earnings per share (cents)
292.3
812.0       1,241.8
Diluted earnings per share (cents)
292.3
812.0       1,239.4
Dividend per share (cents)
-
90.0          110.0
Restated Restated
Notes
2
4
7
5
5
5
Telkom group annual results - March 2005

Audited consolidated balance sheet
Year ended March 31,
2003            2004
2005
Rm Rm
Rm
ASSETS
Non-current assets
44,739         42,841        42,672
Property, plant and equipment 41,046 39,024
39,073
Investment properties - 32
25
Intangible assets 356 564
533
Investments
1,161          1,567           2,277
Other financial assets 1,571 1,101
134
Deferred expenses 143 202
118
Deferred taxation 462 351
512
Current assets
8,647       10,322          14,910
Current portion of other financial assets
342 140
4,940
Income tax receivable 276 -
-
Short term investments 26 168
69
Current portion of deferred expenses
272 430
214
Inventories
621              520             657
Trade and other receivables 5,993 5,846
5,820
Cash and cash equivalents 1,117 3,218
3,210
Total assets
53,386         53,163        57,582
EQUITY AND LIABILITIES
Equity attributable to equity
holders of Telkom SA Ltd
18,670         22,372        26,853
Share capital and premium 8,293 8,293
8,293
Treasury shares - (238)
(1,812)
Share-based compensation reserve - -
68
Non-distributable reserves (15) 91
362
Retained earnings
10,392        14,226         19,942
Minority interest 194 200
220
Total equity
18,864        22,572         27,073
Restated Restated
Notes
8
9
10
10
Telkom group annual results - March 2005

Audited consolidated balance sheet
Non-current liabilities
20,663        16,420         13,546
Interest bearing debt 17,453 12,703
9,504
Other financial liabilities 143 153
83
Deferred taxation 222 773
1,239
Deferred revenue 305 353
260
Current liabilities
13,859         14,171        16,963
Credit facilities utilised 280 422
909
Trade and other payables 5,229 6,007
6,785
Shareholders for dividend - 7
7
Current portion of interest bearing debt
4,759 4,051
4,499
Current portion of deferred revenue 1,023 1,404
1,394
Current portion of provisions 1,825 1,329
1,429
Income tax payable 177 459
1,710
Current portion of other financial liabilities
566 492
230
Total liabilities
34,522         30,591        30,509
Total equity and liabilities 53,386 53,163
57,582
Year ended March 31,
2003            2004
2005
Rm Rm
Rm
Restated Restated
Notes
11
Provisions
9
11
2,540           2,438          2,460
Telkom group annual results - March 2005

Audited consolidated cash flow statement
Year ended March 31,
2003            2004
2005
Rm Rm
Rm
Operating activities
9,748         13,884
15,711
Cash receipts from customers 37,494 40,520
43,561
Cash paid to suppliers and employees
(25,431) (24,750)
(25,402)
Cash generated from operations 12,063 15,770
18,159
Interest received 384 479
477
Finance charges paid (2,776) (1,255)
(809)
Taxation refunded/(paid) 102 (562)
(1,487)
Cash generated from operations
before dividend paid 9,773 14,432
16,340
Dividend paid (25) (548)
(629)
Investing activities
(5,731) (5,423)
(6,306)
Proceeds on disposal of property,
plant and equipment 21 52
37
Proceeds on disposal of investment 172 29
267
Proceeds on disposal of subsidiaries
and joint ventures 16 -
-
Additions to property,
plant and equipment (5,671) (5,187)
(5,880)
Intangible assets acquired - (61)
-
Additions to other investments (269) (331)
(592)
Acquisition of subsidiaries - 75
(138)
Financing activities
(3,026) (6,481)
(9,897)
Listing costs (154) -
-
Purchase of treasury shares - (102)
(1,710)
Loans raised 9,117 1,732
1,157
Loans repaid (11,526) (7,428)
(5,026)
Finance lease capital raised 5 -
-
Finance lease capital repaid - (5)
(14)
Increase in net financial assets (468) (678)
(4,304)
Net increase/(decrease) in cash
and cash equivalents
991         1,980
(492)
Net cash and cash equivalents at
beginning of the year
(98) 837
2,796
Effect of foreign exchange rate differences
(56) (21)
(3)
Net cash and cash equivalents
at end of the year
837          2,796
2,301
Notes
8
9
Telkom group annual results - March 2005

Audited consolidated statement of changes in equity
Year ended March 31,
2003            2004
2005
Balance at April 1
16,965        18,864
22,572
- Attributable to equity holders
200
- Minority interests
22,371
Restatement of employee liabilities 330                 -
-
Change in accounting policies 14                 -
-
Restated balance at April 1 17,309        18,864
22,571
- Attributable to equity holders
200
- Minority interests
22,371
Profit for the year 1,700         4,592
6,807
Dividend declared (25)         (555)
(673)
Foreign currency translation reserve (160)         (100)
12
Fair value adjustment on investments (37)              9
(22)
Capital contribution 33                 -
-
Preliminary listing cost expensed 44                 -
Purchase of treasury shares - (238)
(1,574)
Purchase of subsidiary - -
5
Increase in share based compensation reserve
- -
68
Business combinations - -
(122)
Balance at March 31
18,864        22,572
27,073
- Attributable to equity holders
220
- Minority interests
26,853
16,832        18,670
133              194
133             194
17,176        18,670
194              200
18,670        22,372
Rm Rm
Rm
Telkom group annual results - March 2005

Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Significant accounting policies
Basis of preparation
The Group has prepared summarised consolidated financial statements in conformity with
International Financial Reporting Standards and in compliance with IAS34 - Interim
Financial Reporting respectively.
The summarised financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based compensation which are measured at fair value. The Group's significant accounting policies are consistent with those applied in the previous financial year except for the following:
Adoption of certain International Financial Reporting Standards
The following revised and new standards have been early adopted for the year under review:
The Group early adopted IFRS2 in the current year. The effect of the adoption of the stan-
dard in the current year is an increase of R68m in employee expenses and R68m in the share-based compensation reserve. There was no impact on the prior years as no grants were made prior to April 1, 2004.
The Group has also early adopted the following revised and new standards during the year under review. This has not impacted the Group's cash flow information, but impact-
ed on the results and disclosure for the years ended March 31, 2005 and 2004.
»
IAS1 Presentation of Financial Statements
»
IAS2 Inventories
»
IAS8 Accounting Policies, Changes in Accounting Estimates and Errors
»
IAS10 Events after the Balance Sheet Date
»
IAS21 The Effects of Changes in Foreign Exchange Rates
»
IAS27 Consolidated and Separate Financial Statements
»
IAS28 Investments in Associates
»
IAS31 Interests in Joint Ventures
»
IAS32 Financial Instruments: Disclosure and Presentation
»
IAS33 Earnings per share
»
IAS39 Financial Instruments: Recognition and Measurement
»
IFRS5 Non-current Assets Held for Sale and Discontinued Operations
1.
Telkom group annual results - March 2005

Restatements
The Group has restated revenue relating to mobile equipment sales, deferred taxation and the sick leave liability as a result of incorrect application of GAAP.
2003            2004
2005
Rm Rm
Rm
Operating revenue
37,322 40,484
43,117
Fixed-line 29,106 30,443
30,844
Mobile 8,216 10,041
12,273
Fixed-line 29,106 30,443
30,844
Subscriptions, connections and other usage
4,595 5,024
5,316
Traffic 18,001 18,313
17,723
Domestic (local and long distance) 9,178 9,680
9,286
Fixed-to-mobile 7,539 7,321
7,302
International (outgoing) 1,284 1,312
1,135
Interconnection 1,587 1,441
1,319
Data 4,183 4,787
5,510
Directories and other 740 878
976
Change in comparatives
The Group restated its revenue relating to mobile equipment sales for the years ended
March 31, 2004 with R311millon) (2003: R185millon).
Reclassifications
Certain comparative figures have been reclassified in accordance with current period clas-
sification and presentation. These reclassifications have no effect on the prior years' prof-
it. The current period classification more closely resembles the nature of the transactions within the Group's operating structure. The principal reclassifications were as follows:
»
Interest received from debtors from investment income to other income.
»
Apportion Deferred revenue and Deferred expenses between
current and long term portion.
»
Reclassify Deferred expenses from Trade and other receivables to Deferred expenses.
»
Apportion other financial assets and Other financial liabilities to current and long term portions.
The Group changed its accounting policies with respect to revenue recognition of mobile activation revenue and costs; minority interest (IAS 27); goodwill translation (IAS21); and
goodwill authorisation (IFRS 3).
2.
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Change in accounting policies
Telkom group annual results - March 2005

Workforce reduction expenses
Telkom has continued to incur costs as a result of a plan to reduce the size of its workforce to a comparable level for international telecommunication companies. The total number of employees who left the company is 5,041 (2004: 1,633). These employees include management and operating staff. For 2,745 of the employees, March 31, 2005 was their last working day.
2003           2004
2005
Rm Rm
Rm
961
2003           2004
2005
Rm Rm
Rm
Depreciation, amortisation,
impairment and write-offs
6,499 7,248
6,288
Depreciation of property, plant and equipment
6,146 6,763
5,826
Depreciation of investment properties - 2
2
Amortisation of intangible assets 148 133
116
Impairment of goodwill 16 -
-
Impairment of intangible assets - -
49
Impairment of property, plant and equipment - 149
85
Write-offs of property, plant and equipment 189 201
210
In recognition of the changed usage patterns of certain items of property, plant and equip-
ment, the Group reviewed their remaining useful lives in the current year. The assets affect-
ed were network equipment and data processing equipment and software. Accordingly, the Group revised the estimated useful lives of these assets from 5 to 7 years and 8 years respectively. As the prior period effects are not determinable, the estimated remaining useful lives of these assets were adjusted prospectively, which resulted in a decrease of the current year
2003           2004
2005
Earnings per share
Basic earnings per share (cents)
292.3          812.0
1,241.8
The calculation of earnings per share is based on profit attributable to equity holders of
Telkom SA Ltd for the year of R6,724m (2004: R4,523m, 2003: R1,628m) and
541,498,547 (2004: 556,994,962, 2003: 557,031,819) weighted average number of ordinary shares in issue.
2003           2004 2005
Diluted earnings per share (cents)
292.3          812.0
1,239.4
The calculation of diluted earnings per share is based on earnings for the year of R6,724m
(2004: R4,523m, 2003: R1,628m) and 542,537,579 diluted weighted average number of ordinary shares (2004: 556,994,962, 2003: 557,031,819). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
302
244
3.
4.
5.
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Telkom group annual results - March 2005

2003           2004
2005
Headline earnings per share (cents)
313.8          863.6
1,274.1
The calculation of headline earnings per share is based on headline earnings of R6,899m
(2004: R4,809m, 2003: R1,748m) and 541,498,547 (2004: 556,994,962, 2003:
557,031,819) weighted average number of ordinary shares in issue.
2003        2004
2005
Rm Rm
Rm
Reconciliation between earnings
and headline earnings:
Earnings as reported 1,628 4,523
6,724
Adjustments:
Profit on disposal of investment (89) (25)
(64)
Profit on disposal of property, plant and equipment (15)
(19)
(30)
Impairment of assets - 149
134
Write-offs of property, plant and equipment 189 201
210
Amortisation of goodwill 74 72
-
Impairment of goodwill 16 -
-
Tax and minority interest effects (55) (92)
(75)
Headline earnings 1,748 4,809
6,899
Diluted headline earnings
per share (cents)
313.8        863.6
1,271.6
The calculation of diluted headline earnings per share is based on headline earnings of
R6,899m (2004: R4,809m, 2003: R1,748m) and 542,537,579 (2004: 556,994,962,
2003: 557,031,819) diluted weighted average number of ordinary shares in issue.
The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
2003            2004
2005
Rm Rm
Rm
Dividend per share (cents)
- 90
110
The calculation of dividend per share is based on dividends of R606m (2004: R501m,
2003: RNil) declared on June 3, 2004 and 551,509,083 (2004: 557,031,819, 2003:
557,031,819) number of ordinary shares issued. The reduction in the number of shares represents the number of treasury shares held on date of payment.
Net asset value per share
The calculation of net asset value per share is based on net assets of R26,853m (2004:
R22,372m, 2003: R18,670m) and 533,465,571 issued shares (2004: 553,846,083,
2003: 557,031,819).
2004
2005
4,039.4
5,033.7
Net asset value per share (cents)
6.
2003
3,351.7
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Earnings per share (continued)
5.
Telkom group annual results - March 2005

2003            2004
2005
Rm Rm
Rm
Finance charges
4,201           3,264
1,695
Interest 2,869           2,488
1,686
Local debt 2,642 2,253
1,515
Foreign debt 375 303
281
Less: Finance costs capitalised (148) (68)
(110)
Foreign exchange gains and losses and
fair value adjustments 1,332 776
9
Foreign exchange (gains)/losses (761) (368)
112
Fair value adjustments on
derivative instruments 2,093 1,144
(103)
Change in comparatives
The Group changed its comparatives for fair value adjustments due to a change in account-
ing policy regarding minority interests for the year ended March 31, 2003 with R47m.
2003 2004
2005
Rm Rm
Rm
Freehold land and buildings 64
43
Leasehold buildings 59 -
Network equipment 1,524
1,787
Support equipment 140
121
Furniture and office equipment 10
10
Data and processing equipment and software
491
410
Under construction 2,968
3,407
Other 51
72
5,307
5,850
Net cash and cash equivalents
837          2,796
2,301
Cash and bank balances 916 1,219
2,375
Short-term deposits 201 1,999
835
Cash shown as current assets 1,117 3,218
3,210
Credit facilities utilised (280) (422)
(909)
Undrawn borrowing facilities 3,018 2,995
4,750
Share capital
Authorised and issued share capital and share
premium are made up as follows:
Issued and fully paid
8,293 8,293
8,293
557,031,817 ordinary shares of R10 each
5,570 5,570
5,570
1 Class A ordinary share of R10 - - -
1 Class B ordinary share of R10 - - -
Share premium 2,723 2,723
2,723
Treasury shares - (238)
(1,812)
12,717,190 (2004: 3,185,736) and 10,849,058 (2004: Nil) ordinary shares in Telkom, with a fair value of R1,366m (2004: R251m) and R1,166m (2004: RNil) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou
Investments (Proprietary) Limited, respectively.
19
41
2,479
341
22
354
2,416
40
5,712
Additions to property plant and equipment
7.
8.
9.
10.
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Telkom group annual results - March 2005

and other borrowings.
2003            2004
2005
Rm Rm
Rm
Interest bearing debt
Long term interest bearing debt 17,453 12,703
9,504
Total interest bearing debt 22,212 16,754
14,003
Gross interest bearing debt                     26,181         20,151
16,914
Discount on debt instruments issued (3,969) (3,397)
(2,911)
Less: Current portion of interest
bearing debt
(4,759) (4,051)
(4,499)
Local debt (4,527) (3,628)
(264)
Locally registered Telkom debt instruments
(4,306) (2,286)
-
Repurchase agreements (167) (27)
Commercial paper bills (54) (1,313)
(262)
Short-term interest free loans - (2)
(2)
Foreign debt (225) (408)
(4,210)
Finance lease (7) (15)
(25)
Commitments
Capital commitments authorised 6,974 7,151
7,970
Fixed-line                                                   4,977 4,566
5,029
Mobile 1,997 2,585
2,941
Commitments against authorised capital
expenditure 435 439
825
Fixed-line 104 88
91
Mobile 331 351
734
Authorised capital expenditure not
yet contracted 6,539 6,712
7,145
Fixed-line 4,873 4,478
4,938
Mobile 1,666 2,234
2,207
Management expects these commitments to be financed from internally generated cash
11.
12.
-
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Contingencies
Supplier dispute-Telcordia
No material changes since prior year.
Competition commission
No material changes since prior year.
13.
Telkom group annual results - March 2005

Interception of Communications and Provisions of Communication-
related Information Act ('the Act')
The Act was assented and published on January 22, 2003, but will only become effec-
tive at a future date which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be esti-
mated at this stage.
The Group exposure is 50% of the following items:
Service providers
The Vodacom Group has committed as part of its strategy to acquire its customer bases from certain independent service providers. Should all conditions be met, the Group's commitments in this regard are estimated at R1.2 billion.
Other
An offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112 million was made by the Vodacom Group during the year. The Group is currently awaiting
Competion Commisssion approval.
2003            2004
2005
Rm Rm
Rm
Segment information
The inter-company transactions are reflected
as net and are thus eliminated against
segment results:
Business Segment
Consolidated operating revenue
37,322 40,484
43,117
Fixed-line 29,542 30,906
31,414
To external customers 29,106 30,443
30,844
Intercompany 436 463
570
Mobile 9,705 11,428
13,657
To external customers 8,216 10,041
12,273
Intercompany 1,489 1,387
1,384
Elimination (1,925) (1,850)
(1,954)
Other
Income
401
255             280
Fixed-line
366
230             255
Elimination
- -
(9)
Mobile
35
25               34
Operating expenses
31,043
31,494       32,175
Fixed-line
25,392
24,510       23,690
Elimination
(1,489)        (1,387)       (1,385)
Mobile
7,576
8,834        10,448
Elimination
(436)           (463)
(578)
14.
15.
16.
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
Telkom group annual results - March 2005

Consolidated operating profit 6,680 9,245
11,222
Fixed-line 4,516 6,626
7,979
Elimination 1,053 924
807
Mobile 2,164 2,619
3,243
Elimination (1,053) (924)
(807)
Consolidated investment income 256
322             350
Fixed-line                                                     562          1,324          1,992
Elimination (342)
(1,061)        (1,700)
Mobile 36
59               58
Consolidated finance charges 4,201 3,264
1,695
Fixed-line 3,758 2,991
1,647
Mobile 485 284
48
Elimination (42) (11)
-
Consolidated taxation 1,035
1,71         3,070
Fixed-line 449
849          1,763
Mobile 586
86          1,307
Minority Interests 72
69               83
Fixed line 48
56               68
Mobile 24
13               15
Net Profit for the year 1,628 4,523
6,724
Fixed-line 823 4,054
6,493
Elimination 711 (137)
(893)
Mobile 1,105 1,519
1,931
Elimination (1,011) (913)
(807)
Consolidated assets 50,010
50,187       50,163
Fixed-line 42,333
41,44        40,205
Mobile 8,268
9,78        11,143
Elimination (591)
(1,042)       (1,186)
Investments 1,187
1,735         2,346
Fixed-line 1,448
1,466         2,240
Mobile 199
26            106
Elimination (460)                  -
2003           2004
2005
Rm Rm
Rm
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
-
Segment information (continued)
16.
Telkom group annual results - March 2005

Other financial assets 1,913
1,24         5,074
Fixed-line 1,882
1,22         5,039
Mobile 31
1              35
Consolidated liabilities                             11,424
12,73       14,483
Fixed-line 8,774
9,02         9,980
Mobile 3,241
4,75         5,689
Elimination
(591)          (1,042      (1,186)
Interest bearing debt 22,212
16,75       14,003
Fixed-line                                                21,128
15,72       12,703
Mobile 1,544
1,03         1,300
Elimination (460) -
-
Other financial liabilities                               709
645            313
Fixed-line 609
613            313
Mobile 100 32
-
Tax liabilities 177
459         1,710
Fixed-line 20
33          1,394
Mobile                                                           157
426            316
Other segment information
Capital expenditure for property,
plant and equipment 5,712
5,307         5,850
Fixed-line                                                   4,013
3,862         4,103
Mobile                                                        1,699
1,445         1,747
Capital expenditure for intangible
assets-Fixed-line
14                  -                -
Capital expenditure for intangible assets-Mobile                         61                -
Depreciation and amortization                   6,294
6,898         5,944
Fixed-line 5,105
5,633         4,522
Mobile 1,189
1,265         1,422
Impairment and asset write-offs 189
350             293
Fixed-line 189
350            208
Mobile                                                               -                  -               85
2003            2004
2005
Rm Rm
Rm
Intangible assets impairment - Mobile - -
49
Intangible assets impairment - Fixed-line 16 -
-
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
-
Segment information (continued)
16.
Telkom group annual results - March 2005

2003           2004
2005
Rm Rm
Rm
With joint venture:
Vodacom Group (Proprietary)
Limited
Related party balances
Trade receivables 35 42
42
Trade payables (253) (250)
(250)
Related party transactions
Income (435) (463)
(569)
Expenses 1,489 1,387
1,387
Audit fees 14 3
3
IPO costs 25 -
-
Interest received (42) (11)
-
With shareholder:
Thintana Communications LLC
Management fees 273 154
57
Government
Revenue (1,606) (1,866)
(1,987)
Trade receivables 193 189
185
Employees
Other receivables 126 114
102
Further related party disclosures are contained in the comprehensive financial statements.
Business combination
On April 16, 2004, Vodacom acquired a 85.75% interest in the equity of Smartcom
(Proprietary) Limited through its 51% owned subsidiary, Smartphone SP (Proprietary)
Limited for R78m (Telkom's 50% share: R40m).
On February 1, 2005, Vodacom acquired cellular business of Tiscali (Proprietary) Limited.
The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l.
('Vodacom Congo'), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which previously provided the minority share-
holder with certain protective and participative rights and therefore, in terms of IAS31:
Interests in Joint Ventures, Vodacom Congo was considered to be a joint venture resulting in it being proportionately consolidated in the financial statements for the year ended
March 31, 2004.
During the current financial year a new shareholders' agreement was negotiated which removed these participative rights, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of Vodacom from April 1, 2004. Vodacom's interest in the company is consolidated from this date in accordance with IAS27:
Consolidated and Separate Financial Statements.
concluded at arm's length.
Related parties
Related party relationships exist within the Group. During the year all transactions were for R40 million (Telkom's 50% share: R20 million)
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
17.
18.
Telkom group annual results - March 2005

Negative working capital
For the financial years ended March 31, 2005, 2004 and 2003 the Group's current liabilities are greater than current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.
Subsequent events
Other than as disclosed elsewhere in this report the directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
Notes to the summarised consolidated financial statements
for the year ended March 31, 2005
19.
20.
Telkom group annual results - March 2005

12. Supplementary information
In connection with the U.S. Securities Exchange Commission Rules relating to “Conditions for use of
Non-GAAP Financial Measures”, EBITDA and headline earnings have been reconciled to net profit.
Year ended March 31,
In ZAR million
EBITDA
Earnings before interest, taxation, depreciation and
amortisation (EBITDA) can be reconciles as follows:
EBITDA
16,493
17,510
Depreciation, amortisation, impairment and write-offs (7,248)
(6,288)
Investment income 322
350
Finance charges (3,264)
(1,695)
Taxation (1,711)
(3,070)
Minority interests
(69)
(83)
Profit attributable to equity holders
of Telkom SA Limited
4,523
6,724
Headline earnings
The disclosure of headline earnings is a requirement
of the JSE Securities Exchange, South Africa and is not
a recognised measure under US GAAP
Headline earnings can be reconciles as follows:
Headline earnings
4,809
6,899
Profit on disposal of property, plant and equipment 19
30
Property, plant & equipment impairments and
write-offs
(350)
(344)
Goodwill amortisation (72)
-
Tax and minority interest effects 92
75
Profit attributable to equity holders
of Telkom SA Limited
4,523
6,724
2004
2005
Rm
Rm
Profit on disposal of investment 25
64
Telkom group annual results - March 2005

14. Special note regarding forward-looking statements
All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation
Reform Act of 1995, specifically Section 27A of the U.S. Securities Exchange Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption
“Risk Factors” contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the
U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South
African fixed-line and mobile communications markets; developments in the regulatory environment;
Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome and further liberalisation of the telecommunications market of arbitration or litigation proceedings, including the outcome of Telkom's hearing before the Competition Commission related to the VANS litigation and its proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.
Year ended March 31,
2004
2005
%
Revenue 6,406
6,932
8.2
Operating profits 1,463
1,804
23.3
Profit for the year 727
1,094
50.5
EBITDA 2,610
2,815
7.9
EPS (cents) 128.5
199.6
55.3
Net debt 2,114
1,116
(47.2)
Total assets 8,412
9,258
10.1
Cash flow from operating activities 2,197
2,526
15.0
Cash flow used in investing activities (858)
(1,014)
18.2
Cash flow used in financing activities (1,025)
(1,591)
55.2
Exchange rates
Period end
1
US$1 = ZAR 6.32
6.22
(1.6)
Average rate for year
US$1 = ZAR 7.11
6.24
(12.2)
1. Noon buying rate
13. US dollar convenience translations
Telkom group annual results - March 2005

Notes

www.telkom.co. za/ir